

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

<u>Via E-Mail</u>
Paul E. Singer
General Partner
Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019

> **Re: BMC Software, Inc.**
> **Soliciting Material on Schedule 14A**
> **Filed on May 31, 2012 by Elliott Associates, L.P. et al.**
> **File No. 001-16393**

Dear Mr. Singer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

I. Executive Summary

<u>Why Are We Here?, page 3</u>

1.   Please reconcile your statement on page 3 that BMC has significantly underperformed "[b]y any… relevant time period" with the disclosure on page 5 that BMC outperformed its 10-K peers and market indices in the year-to-date column.

2.   Please clarify the measure by which you believe BMC's growth has been "non-existent." Public filings show the company's consolidated revenue, and revenue of the ESM business unit in particular, to have grown significantly in the prior two fiscal years.

Destruction of Stockholder Value, page 7

3.   The February 1, 2012 statement by the company regarding third quarter revenue does not appear to have resulted in "price degradation." Please advise or revise.

II. Drivers of BMC's Underperformance

Management Has Failed to Execute, page 11

4.   Please clarify your statement that the company has shown "no demonstrable progress" over the past five years, and characterize it as your belief.

5.   On page 12, please clarify whether the sales and marketing year-over-year growth of 3.7% is for the ESM unit and if not, how it relates to ESM revenue growth of 2.3%.

6.   On page 12, you appear to present ESM revenue growth exclusive of ESM professional services revenue, which is only disclosed in a footnote that is difficult to read. Accordingly, please revise slide 12 to make the ramifications of this choice, and the reasons for making this particular comparison, more clear.

7.   You title the graph on page 14 "What Might Have Been." Please disclose how the revenue trajectory for a company like Service-Now, which was founded in 2004 and specializes in software-as-a-service, represents a possible revenue trajectory for BMC. Ensure that you disclose pertinent assumptions, adjustments or other contextual information necessary to an understanding of the relevancy of this comparison.

Poor Stewardship of Stockholder Capital, page 16

8.   We note your statement that BMC has an ineffective M&A track record. Please reconcile this with the chart appearing on page 31, which we understand contains a list of products largely acquired through the company's acquisition program.

Failure to Fully Optimize Operations, page 18

9.   Please clarify why you have not compared the company's ESM margins to CA's ES margins, although elsewhere in the solicitation materials you appear to rely on these comparisons. We understand that CA's ES segment margins in fiscal year 2012 were only 8%, according to CA's most recent annual report.

Competitive Landscape is Changing, page 20

10.   Refer to the bottom table on page 20. Please disclose why the premiums paid for the companies in the table are an indication of premiums that can be expected by BMC, given the differences in size and services offered.

III. Elliott's Proposal to Unlock BMC's Strategic Value

Opportunity to Improve BMC's Governance, page 24

11.   Please confirm your statement on page 24 that Mr. Dillon served as President and CEO of
       Hyperion from 1993 to 1999 and provide us with support for this statement.

Dividends: Another Consideration, page 29

12.   IBM, Visa, Inc. and CA Technologies appear twice in the table on this page. Please
       advise or revise to clarify the reason for multiple entries and the effect on the median.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

       In responding to our comments, please provide a written statement from each filing
person acknowledging that:

   •   the filing person is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the filing person may not assert staff comments as a defense in any proceeding initiated
       by the Commission or any person under the federal securities laws of the United States.

       Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at
(202) 551-3503 with any questions.

                                              Sincerely,

                                              /s/ David L. Orlic

                                              David L. Orlic
                                              Special Counsel
                                              Office of Mergers and Acquisitions

cc: Via E-mail
       Steven J. Williams
       Paul, Weiss, Rifkind, Wharton & Garrison LLP